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May 30, 2019

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny

Special Counsel

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	MiMedx Group, Inc. (“MiMedx”, “MDXG” or the “Company”)
Definitive Proxy Statement (the “Proxy Statement”) filed by Prescience Partners, LP, Prescience Point Special Opportunity LP, Prescience Capital, LLC, Prescience Investment Group, LLC, Eiad Asbahi, Richard J. Barry, M. Kathleen Behrens Wilsey, Ph.D. and K. Todd Newton (collectively, “Prescience”)
Filed May 29, 2019
File No. 001-35887

Dear Mr. Duchovny:

Pursuant to the cooperation agreement by and between Prescience and MiMedx, entered into as of May 29, 2019 (the “Agreement”), we are hereby notifying the Staff of the Securities and Exchange Commission that Prescience has withdrawn its solicitation of proxies for the election of director nominees at the Company’s 2018 annual meeting of shareholders (the “Annual Meeting”) and has therefore terminated its proxy solicitation in connection therewith. Accordingly, Prescience will not solicit proxies in connection with the Annual Meeting. A copy of the Agreement was filed by the Company as Exhibit 10.32 to its Form 8-K filed on May 30, 2019.

Please do not hesitate to contact me should you have any questions.

Sincerely,

/s/ Andrew Freedman, Esq.

Andrew Freedman, Esq.

cc: Eiad Asbahi, Prescience Partners, LP

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